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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                               Uptowner Inns, Inc.
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                                (NAME OF ISSUER)

                                  Common Stock
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                         (TITLE OF CLASS OF SECURITIES)

                                  Inapplicable
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                                 (CUSIP NUMBER)

     Carl E. Midkiff, 714 Fifth Avenue, Huntington, WV 25701, (304) 525-8164
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           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                December 16, 1982
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO.      INAPPLICABLE

-------------- ----------------------------------------------------------------

       1.      NAMES OF REPORTING PERSONS.
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Violet Midkiff
               ------------------------------------------------------

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       2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (SEE INSTRUCTIONS)
               (A)           N/A
                             ----------------------------------------
               (B)           X
                             ----------------------------------------

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       3.      SEC USE ONLY
                                              -----------------------

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       4.      SOURCE OF FUNDS (SEE INSTRUCTIONS)           PF
                                                            ---------

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       5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(D) OR 2(E)                         N/A
                                                            ---------

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       6.      CITIZENSHIP OR PLACE OF ORGANIZATION          USA
                                                             --------

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* NUMBER OF           7.      SOLE VOTING POWER               -0-
SHARES BENE-                                                  --------------
FICIALLY OWNED BY     8.      SHARED VOTING POWER             264,207**
EACH                                                          --------------
REPORTING             9.      SOLE DISPOSITIVE POWER          -0-
PERSON WITH                                                   --------------
                     10.      SHARED DISPOSITIVE POWER        264,207**
                                                              --------------

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       11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                              264,207**
                                                              --------------

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       12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES (SEE INSTRUCTIONS)                     N/A
                                                             ---------

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       13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     17.7%
                                                                    ---------

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       14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)          IN
                                                                    --------


* The information set forth in Nos. 7 through 13 above represent information as of April 13, 2004. Appendix 1 attached hereto and incorporated herein by reference reflects the historical data with regard to this information since December 16, 1982, the date on which Ms. Midkiff became subject to the filing requirements of Schedule 13D.

** These numbers include an additional 660 shares beneficially owned by Ms. Midkiff over which she exercises shared voting and shared dispositive power which were not previously reported on the original Schedule 13D as filed on January 28, 2004.

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                                       2
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ITEM 1.  SECURITY AND ISSUER

         This Statement relates to the common stock, par value $0.50 per share of Uptowner Inns, Inc., a West Virginia corporation ("Uptowner" or the "Issuer"). The principal executive offices of the Issuer are located at 741 Fifth Avenue, Huntington, West Virginia 25701.

ITEM 2.  IDENTITY AND BACKGROUND

         This Statement is filed by Violet Midkiff ("Ms. Midkiff" or the "reporting person") whose address is 800 Third Avenue, Room 207, Huntington, West Virginia 25701. Ms. Midkiff is retired.

         Ms. Midkiff has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Ms. Midkiff is a citizen of the United States of America and a resident of the State of West Virginia.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The transactions reported in the historical data presented on Appendix 1 were accomplished using personal funds of the reporting person. To the best of Ms. Midkiff's recollection, for each transaction in which she acquired shares the price paid was either $0.50 or $0.65 per share. Ms. Midkiff received no consideration for the 200,000 shares she gifted into the Violet Midkiff Irrevocable Trust on October 4, 1999, or for the 40,000 shares she gifted to various members of the Midkiff family on December 6, 2000.

         The Issuer is engaged in a going private transaction via a reverse stock split. The funds to be used for the purchase of fractional shares resulting from the reverse stock split will come from the Issuer's existing working capital.

ITEM 4.  PURPOSE OF TRANSACTION

         The reporting person acquired shares through various transactions over the years generally through offers made to sell stock initiated by individual shareholders.

         Prospectively, Uptowner plans to complete a reverse stock split whereby it will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         Other than the reverse stock split, there are no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancy on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Ms. Midkiff beneficially owns 264,207 shares of the Issuer, representing 17.7% of the stock of the Issuer.

         (b) Ms. Midkiff shares voting and dispositive power over all 264,207 shares beneficially owned by her with Carl Midkiff, as her attorney-in-fact pursuant to a power of attorney executed November 29, 2002, as a result of Ms. Midkiff's ill health. Of these 264,207 shares, she owns 162,562 shares individually, 101,645 shares jointly with Mr. Midkiff's minor sons, for whom he serves as custodian, and 660 shares jointly with Glenna Wilson McCloud.

         Mr. Midkiff's business address is Uptowner, Inns, Inc., 741 Fifth Avenue, Huntington, West Virginia 25701. Mr. Midkiff currently serves as President, Chief Executive Officer and Chairman of the Board of Directors of Uptowner, a company that owns and operates a Holiday Inn. Mr. Midkiff is a citizen of the United States of America.

         Glenna Wilson McCloud, Carl Midkiff's aunt, resides in Logan County, West Virginia, and is a citizen of the United States of America. She is retired.

         During the last five years, neither Mr. Midkiff nor Ms. McCloud have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (c)      None.

         (d)      None.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The shares owned by Ms. Midkiff and by Ms. Midkiff and her minor grandsons jointly are voted by her son, Carl E. Midkiff, pursuant to a power of attorney executed November 29, 2002, as a result of Ms. Midkiff's ill health.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

(1)      Power of Attorney of Violet Midkiff (previously filed).




Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 13, 2004
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Date

/s/ Violet Midkiff by Carl Midkiff pursuant to power of attorney
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Signature

Violet Midkiff
by Carl Midkiff pursuant to power of attorney
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Name/Title:



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                                   APPENDIX 1
                                       TO
                                 SCHEDULE 13 D*

                                (VIOLET MIDKIFF)

                    ----------------------------------------------------
                          Number of Shares Beneficially Owned by
                                Each Reporting Person with
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                                                                                              12. Check if the
                                                                            11. Aggregate         Aggregate      13. Percent of
 Date of Event                                                                 Amount             Amount in          Class
 Which Required     7. Sole    8. Shared        9. Sole      10. Shared      Beneficially       [Column] (11)    Represented by
  Filing this        Voting     Voting        Dispositive   Dispositive     Owned by Each         Excludes          Amount in
   Statement          Power      Power           Power         Power       Reporting Person     Certain Shares    [Column] (11)
----------------------------------------------------------------------------------------------------------------------------------
   12/16/1982        25,000      92,640         25,000         92,640          117,640                N/A              7.42%
----------------------------------------------------------------------------------------------------------------------------------
   06/23/1986        45,919      93,252         45,919         93,252          139,171                N/A              8.78%
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   04/28/1987        45,919     154,502         45,919        154,502          200,421                N/A             12.66%
----------------------------------------------------------------------------------------------------------------------------------
   08/30/1989        45,919     181,543         45,919        181,543          227,462                N/A             14.36%
----------------------------------------------------------------------------------------------------------------------------------
   09/17/1990        45,919     217,173         45,919        217,173          263,092                N/A             16.61%
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   12/18/1991**      87,385**   225,589**       87,385**      225,589**        312,974**              N/A             19.76%**
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   06/21/1993        87,979     247,357         87,979        247,357          335,336                N/A             21.18%
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   06/27/1995        87,979     280,788         87,979        280,788          368,769                N/A             23.29%
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   11/21/1995       373,888       8,568        373,888          8,568          382,456                N/A             24.15%
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   12/4/1996        390,532       8,568        390,532          8,568          399,100                N/A             25.20%
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   03/24/1998       390,532      25,880        390,532         25,880          416,412                N/A             26.30%
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   06/11/1998       390,532      68,501        390,532         68,501          459,033                N/A             28.99%
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   10/1/1999        190,532      75,382        190,532         75,382          265,914                N/A             16.79%
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   07/13/2000       190,532      95,829        190,532         95,829          286,361                N/A             18.08%
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   12/6/2000        150,532      99,881        150,532         99,881          250,413                N/A             15.81%
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   11/29/2002***          0     264,207              0        264,207          264,207                N/A             15.81%
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   04/11/2004             0     264,207              0        264,207          264,207                N/A             17.69%
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


* For an explanation of the details of the acquisitions and gifts of stock by the reporting person, see Item 3.

** This is the date on which the Issuer modified its method of recording stock ownership and from which shares owned by the reporting person may be accurately documented. The numbers reported in this row have been changed to reflect the correct number owned by the reporting person, along with correct voting power and dispositive power information, but no transactions took place.

*** On November 29, 2002, Carl Midkiff was appointed as the attorney-in-fact of the reporting person due to her ill health.